Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Property Trust Inc.:

We consent to the use of our reports dated March 10, 2016, with respect to the consolidated balance sheets of Industrial Property Trust Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, Schedule III—Real Estate and Accumulated Depreciation which are incorporated by reference in the Registration Statement on Form S-11 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

July 21, 2016